SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

This Form 6-K consists of  Issue of Equity and Total Voting Rights filed on June 02 2014.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Issue of Equity and Total Voting Rights

Zug, Switzerland – 2 June 2014 – Coca-Cola HBC AG ("Coca-Cola HBC") today announces in respect of the month ended 30 May 2014, the issue of 17,333 shares of CHF 6.70 each fully paid ("Ordinary Shares"), following the exercise of options granted under Coca-Cola HBC's share option plan.

Such Ordinary Shares were also admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities under Coca-Cola HBC's block listing facility. Following this issue, Coca-Cola HBC has the ability to admit a further 35,401,363 Ordinary Shares under its block listing facility.

As at 30 May 2014, Coca-Cola HBC's issued share capital consisted of 367,747,133 Ordinary Shares, of which 14,925 Ordinary shares are held by Coca-Cola HBC AG and 3,430,135 shares are held by its subsidiary, Coca-Cola HBC Services MEPE, in treasury. Accordingly, as at 30 May 2014, the total number of voting rights in Coca-Cola HBC is 364,302,073 for the purposes of the Disclosure and Transparency Rules of the Financial Conduct Authority ("DTRs").

Shareholders may use the above total voting rights figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of Coca-Cola HBC under the DTRs.

This announcement is made in accordance with DTR 5.6.1.

Enquiries
Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of the brands of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of non-alcoholic ready to drink beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development